Ms. Sonia Gupta Barros

Special Counsel

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                               Altisource Residential Corporation

Form 10-12B

Filed September 20, 2012

File No. 001-35657

Dear Ms. Barros:

On behalf of Altisource Residential Corporation (the “Company” or “Residential”) we provide the Company’s responses to the letter dated October 18, 2012 (the “Letter”) setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the filing referenced above (the “Form 10”, the “Registration Statement” or the “filing”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The revisions to the filing described below are reflected in an amendment to the Registration Statement being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Form 10-12B

Item 15. Financial Statement and Exhibits, page iii

1.              We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

The Company respectfully advises the Staff that it intends to file forms of such agreements prior to the effectiveness of the Registration Statement.  The agreements would then be executed prior to the Separation Date, as defined in the Registration Statement, with a corresponding 8-K filing.

Exhibit 99.1

General

2.              Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your information statement that you are an emerging growth company and revise your information statement to:

•                  Describe how and when a company may lose emerging growth company status;

•                  Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                  State your election under Section 107(b) of the JOBS Act:

•                  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

The Company’s amended Registration Statement includes the following additions:

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to avail ourselves of certain exemptions from various reporting requirements of public companies that are not “emerging growth companies,” including, but not limited to, an exemption from complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We have not made a decision whether to avail ourselves of certain of these exemptions.

In addition, the JOBS Act provides that an “emerging growth company” can utilize an extended transition period for complying with new or revised accounting standards, allowing it to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies which are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Additionally, the Company’s amended Registration Statement discloses the following additional risk factor in Item 1A:

The reduced disclosure requirements applicable to us as an “emerging growth company” or a “smaller reporting company” may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may avail ourselves of certain exemptions from various reporting requirements of public companies that are not “emerging growth companies,” including, but not limited to, an exemption from complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and, like smaller reporting companies, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirement of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may remain an “emerging growth company” for up to five full fiscal years following our initial public offering. We would cease to be an emerging growth company, and, therefore, become ineligible to rely on the above exemptions, if we have more than $1 billion in annual revenue in a fiscal year, if we issue more than $1 billion of non-convertible debt over a three-year period, or on the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.  We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions.

Additionally, we are a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act.  As a smaller reporting company we prepare and file SEC forms similar to other SEC reporting companies; however the information disclosed may differ and be less comprehensive. For example, smaller reporting companies are not required to make risk factor disclosures in Item 1A of Form 10-K.

If some investors find our common stock less attractive as a result of the exemptions available to us as an emerging growth company or a smaller reporting company, there may be a less active trading market for our common stock (assuming a market ever develops) and our stock price may be more volatile than that of an otherwise comparable company that does not avail itself of the same or similar exemptions.

Additionally, our amended Registration Statement discloses the following additional critical accounting policy:

Emerging Growth Company

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies which are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

These additions can be found in the “Business” section of the amended Registration Statement on page 63, in the “Risk Factors” section on page 12 and in the “Critical Accounting Policies” section on page 55.

3.              We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

The Company does not intend or expect to be an investment company under the Investment Company Act of 1940 (the “1940 Act”), since it will not engage primarily in or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.  Rather, it will be primarily engaged in the business of purchasing or otherwise acquiring real estate and mortgages on real estate, specifically single-family rental assets and sub-performing and non-performing loans.

To the extent that the Division of Investment Management determines that the Company is in fact an investment company, the Company intends to rely on the exception from the 1940 Act set forth in Section 3(c)(5)(C) of the 1940 Act, which excludes from the definition of investment company “[a]ny person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: . . . (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”  The Staff has historically taken the position that an issuer may rely on the exception provided by Section 3(c)(5)(C) as long as at least 55% of its assets consist of “qualifying interests,” such as mortgage loans which are secured by real estate and other liens on and interests in real estate, and an additional 25% consists of real estate-type interests.(1)  The Staff has also historically indicated that up to 20% of an issuer’s total assets may be invested in miscellaneous investments.(2)

The Company’s business strategy is to provide dividends to its shareholders by acquiring and owning single-family rental assets at an attractive cost by purchasing sub-performing and non-performing loan portfolios and renting out such single-family REO properties.  Thus, other than its investment in the nonvoting preferred stock (the “NewSource Preferred Stock”) of NewSource Reinsurance Company Ltd. (a title insurance and reinsurance company), which as of the Separation Date (as defined in the Registration Statement) the Company believes will comprise approximately twenty percent (20%) of the assets by value of the Company, the Company intends to invest directly in (i) actual interests in real estate and (ii) sub-performing and non-performing loans which were fully and exclusively secured by real estate at the time of origination and the market value of such loans will be fully and exclusively secured by real estate at the time of acquisition,(3) both of which are qualifying interests for purposes of the exception.(4)  Other than the NewSource Preferred Stock, the Company does not intend at this time to invest in interests generally not considered by the staff to be qualifying interests, such as securities issued by REITS, limited partnerships (other than the Company’s subsidiaries), or other entities that invest in real estate,

(1)  See SEC Staff No-Action Letter, Capital Trust, Inc. (publicly available May 24, 2007).

(2)  Id.

(3)  In comparison, see SEC Staff No-Action Letter, Citytrust (publicly available December 19, 1990) — industrial development bonds secured by both real estate and non-real estate collateral deemed to be qualifying interests for the purposes of Section 3(c)(5)(C) so long as the amount recovered from the non-real estate collateral did not exceed 40% of the original principal amount of the loan.

(4)  See SEC Staff No-Action Letter, Capital Trust, Inc. (publicly available May 24, 2007) and SEC Staff No-Action Letter, United Bankers (publicly available March 23, 1988).

mortgages or mortgage related-instruments, or that are engaged in the real estate business.(5)  Consequently, without regard to whether the NewSource Preferred Stock constitutes a “real estate-type interest” or a “miscellaneous investment”, the Company believes that the vast majority of its intended activities go to the core of the Section 3(c)(5)(C) exception(6) and that the Company meets the test used by the Commission’s staff to determine the applicability of the exception.

Further, the Company does not intend to engage in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, as each of those terms are defined under the 1940 Act.  Consequently, the Company respectfully submits that it meets each of the requirements of the exception set forth in Section 3(c)(5)(C).

The Company is aware of the concerns expressed by the Commission in its Concept Release No. IC-29778, dated August 31, 2011 (the “Concept Release”), but respectfully submits that it is not the type of company with which the Concept Release is primarily concerned.  As described above, the Company’s asset portfolio is not expected to include the types of mortgage-related instruments that the Commission identified as a source of concern in the Concept Release, such as bridge loans, construction and rehabilitation loans (see Concept Release at 20), mezzanine loans and participation interests that are used in the commercial real estate industry (see Concept release at 21) or “new and complex mortgage-related instruments” (see Concept release at 5).  Consequently, the Company does not believe that the relatively simple asset classes that it will be targeting for its portfolio will be easily susceptible to the “deliberate misvaluation” of such assets (see Concept Release at 13).

In addition, the Company does not believe that it will be subject to “overreaching by insiders” (see Concept Release at 13) or that it is “organized, operated, managed, or having [its] portfolio securities selected, in the interests of company insiders” (see Concept Release at 12).  The Company’s asset manager, Altisource Asset Management Company (“AAMC”), will be compensated on the basis of dividends made to the Company’s stockholders — not the valuation of the Company’s assets.  Since the Company’s asset manager will generally only benefit to the extent that the Company’s stockholders receive dividends, the Company believes that there is no incentive to manipulate the selection or valuation of the Company’s asset portfolio.  Furthermore, the Company will be subject to many forms of regulation that provide investor protections, including the corporate governance rules of a national securities exchange which require the appointment of independent directors and the formation of independent committees and the rules of the Commission which require independent auditors and disclosure regarding related party transaction policies and corporate governance guidelines.

The Company has revised the disclosure in the amended Registration Statement on page 11 in the Risk Factors section to reflect the above analysis as follows:

Your investment return may be reduced if we are deemed to be an investment company under the Investment Company Act.

We do not intend or expect to be an investment company under the Investment Company Act of 1940 (the “Investment Company Act”), since we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities.  Rather, we will be primarily engaged in the business of purchasing or otherwise acquiring real estate and mortgages on real estate, specifically single-family rental assets and sub-performing and non-performing loans.

(5)  See SEC Staff No-Action Letter, The Realex Capital (publicly available March 19, 1984).

(6)  See also Securities Act Release No. 4298, which states, in respect of the applicability of the Section 3(c)(5)(C) exemption, “no question would be raised where a real estate investment trust invested exclusively in fee interests in real estate or mortgages or liens secured by real estate.”

To the extent that the Securities and Exchange Commission (the “SEC”) determines that we are in fact an investment company, we intend to rely on the exception from the Investment Company Act set forth in Section 3(c)(5)(C) of the Investment Company Act, which excludes from the definition of investment company “[a]ny person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: . . . (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”  The SEC has historically taken the position that an issuer may rely on the exception provided by Section 3(c)(5)(C) as long as at least 55% of its assets consist of “qualifying interests,” such as mortgage loans which are secured by real estate and other liens on and interests in real estate, and an additional 25% consists of real estate-type interests.  The SEC  has also historically indicated that up to 20% of an issuer’s total assets may be invested in miscellaneous investments.  Other than our investment in NewSource, we believe that all of our assets will fall within the definition of “qualifying assets”.  Additionally, we do not currently expect to issue redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, as those terms are defined by the Investment Company Act.  Consequently, we believe that we will not be required to register under the Investment Company Act.

If we are deemed to be an investment company and our investment in NewSource accounts for more than 20% of our assets, we could be required to dispose of our NewSource investment (or a portion thereof) in order to qualify for the 3(c)(5)(C) exception.  We expect that our investment in NewSource will constitute less than 20% of our assets shortly after the Separation Date.  Consequently, we do not believe that our investment in NewSource will impact our ability to continue to rely on the Section 3(c)(5)(C) exemption.

However, in August 2011, the SEC issued a concept release which indicated that the SEC is reviewing whether issuers who own certain mortgage related investments which rely on the exception from registration under Section 3(c)(5)(C), which we similarly rely upon, should continue to be allowed to rely on such exception from registration.  Since our primary investment strategy is to directly invest in REO Properties and mortgages secured by real estate, we do not believe that the SEC’s review will have a material impact on our status as a non-investment company business or our ability to continue to rely on the Section 3(c)(5)(C) exception; however, we cannot provide you with any assurance that the outcome of the SEC’s review will not require us to register under the Investment Company Act.  If we are determined to be an investment company and we fail to qualify for this exception from registration as an investment company, or the SEC determines that companies that engage in businesses similar to ours are no longer able to rely on this exception, we may be required to register as an investment company under the Investment Company Act.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

•                  limitations on capital structure;

•                  restrictions on specified investments;

•                  restrictions on retaining earnings;

•                  restrictions on leverage or senior securities;

•                  restrictions on unsecured borrowings;

•                  requirements that our income be derived from certain types of assets;

•                  prohibitions on transactions with affiliates; and

•                  compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us.

Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business. In addition, if we purchase or sell any real estate assets to avoid becoming an investment company under the Investment Company Act, we could materially adversely affect our net asset value, the amount of funds available for investment and our ability to pay distributions to our shareholders.

4.              Please supplementally provide us a copy of the opinion you will receive from Kramer Levin.

Supplementally, the Company is providing the Staff with a draft of the above-referenced opinion which is attached hereto as Exhibit A.

5.              We note that the registration statement for Altisource Asset Management Corporation registers securities pursuant to Section 12(g) of the Exchange Act and this registration statement registers securities pursuant to Section 12(b) of the Exchange Act. Please supplementally tell us the reasons for registering your securities under the Section 12(b) and AAMC’s securities under Section 12(g).

The Company intends to list its securities on a national securities exchange and therefore is required to register its securities pursuant to Section 12(b) of the Exchange Act.  At this time, AAMC does not believe that it will qualify for the listing of its securities on a national securities exchange, and thus it is registering its common stock under Section 12(g) of the Exchange Act.

6.              We note that the right of holders of Class B common stock to receive dividends will be subordinate to the right of Class A shareholders to receive dividends during the Priority Period. Please disclose whether and when you expect to issue Class A stock. Please also revise your Q&A section to describe this Class A priority right.

The Company has revised the disclosure in the “Description of Capital” section on page 72 of the amended Registration Statement to include the following:

In the event we decide to grow our business, we will evaluate a number of potential capital raising alternatives, including the issuance and sale of shares of Class A common stock.  Because our decision to issue equity through accessing the capital markets will depend on market conditions and other factors beyond our control, we cannot predict or estimate our future capital structure.  Beginning on the date Class A common stock is first issued and ending on the third anniversary of such issuance (the “Priority Period”), holders of Class A common stock shall be entitled to receive, prior to any distribution to the holders of Class B common stock, cumulative dividends in an amount equal to $0.644 per year (the “Priority Distribution”).

In addition, the Company has revised the “Questions and Answers about Altisource Residential Corporation and the Separation” section on page 5 of the amended Registration Statement to include the following:

What is the difference between Class A Common Stock and Class B Common Stock?

Beginning on the date Class A common stock is first issued and ending on the third anniversary of such issuance (the “Priority Period”), holders of Class A common stock shall be entitled to receive, prior to any distribution to the holders of Class B common stock, cumulative dividends in an amount equal to $0.644 per year (the “Priority Distribution”).  Prior to the commencement of the Priority Period, holders of Class B common stock shall be entitled to receive unsubordinated dividends, if any. During the Priority Period, after the holders of Class A common stock have received an amount equal to the Priority Distribution, the holders of Class B common stock shall be entitled to receive, prior to any further distributions to the holders of Class A common stock, cumulative dividends in an amount equal to the Priority Distribution. After the holders of Class B common stock have received an amount equal to the Priority Distribution, the holders of Class A common stock and Class B common stock shall receive distributions on a pro rata basis. Currently, there are no shares of Class A common stock outstanding.  See “Description of Capital Stock.”

Our Business, page 5

7.              We note your disclosure that your strategy includes acquiring sub-performing and non-performing loans as well as single-family rental assets. Please revise your disclosure here or elsewhere, as applicable, to provide the percentage of your assets that will be invested in loans and the percentage that would be invested in rental assets.

The Company has revised the disclosure in the “Our Business” section on page 6 of the amended Registration Statement to include the following:

We are organized as a Maryland corporation and intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. We were recently formed by Altisource to acquire and own single-family rental assets.  Our primary sourcing strategy to obtain single-family rental assets includes acquiring sub-performing and non-performing loans as well as single-family homes at or following the foreclosur sale (“REO” or REO Properties”). We intend to pursue opportunities to acquire single-family rental assets and sub-performing or non-performing loans throughout the United States as long as such assets meet our desired property characteristics and provide acceptable long term returns. Consequently, neither the allocation of the assets within our portfolio nor the geographic allocation of the assets will be predetermined.

8.              Please revise your disclosure to provide the proposed geographic locations of your assets and/or collateral.

The Company has revised the disclosure in the “Our Business” section on page 6 of the amended Registration Statement to include the following:

We are organized as a Maryland corporation and intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. We were recently formed by Altisource to acquire and own single-family rental assets.  Our primary sourcing strategy to obtain single-family rental assets includes acquiring sub-performing and non-performing loans as well as single-family homes at or following the foreclosur sale (“REO” or REO Properties”). We intend to pursue opportunities to acquire single-family rental assets and sub-performing or non-performing loans throughout the United States as long as such assets meet our desired property characteristics and provide acceptable long term returns. Consequently, neither the allocation of the assets within our portfolio nor the geographic allocation of the assets will be predetermined.

9.              We note the disclosure of fees starting on page 53. Please revise your disclosure here to summarize the fees under the AAMC Asset Management Agreement. Please also disclose other material fee arrangements you have with your services providers, such as Altisource.

The Company has revised the disclosure starting on page 49 in the “Relationship Between Altisource and Us Following the Separation” section to address the Staff’s comment to provide additional disclosure regarding how fees pursuant to each of the agreements will be calculated and are also filing form agreements herewith.  The Company is in the process of finalizing certain pricing with respect to the services to be provided pursuant to the Altisource Master Servicing Agreement and Ocwen Servicing Agreement each of which will be set forth in Service Fee Letters attached as exhibits each of such documents.  Once each of the Service Fee Letters have been finalized, the Company intends to request confidential treatment of certain terms set forth in each of such letters and will file such letters.

The Company has also revised the disclosure starting on page 57 to summarize the fees under the AAMC Asset Management Agreement:

The AAMC Asset Management Agreement

We will enter into the AAMC Asset Management Agreement.  Pursuant to the terms of the AAMC Asset Management Agreement, AAMC will provide us with the Services, including providing us with a management team and appropriate support personnel.  The AAMC Asset Management Agreement will have an initial term of 15 years, and will be automatically renewed for a one-year term on each anniversary date thereafter unless terminated in accordance with its terms.  During the term of the AAMC Asset Management Agreement, we will not employ or contract with any third party to provide the same or substantially similar services without AAMC’s prior written consent.

Incentive fee

As compensation for the Services, we will pay AAMC a quarterly incentive fee as follows: (i) 2% of all cash dividends paid by us to our shareholders until the aggregate amount of such cash dividends paid during the quarter divided by the average number of shares of our common stock outstanding during the quarter (the “Quarterly Per Share Distribution Amount”) exceeds $0.161, then (ii) 15% of all additional cash dividends paid by us to our shareholders until the Quarterly Per Share Distribution Amount exceeds $0.193, then (iii) 25% of all additional cash dividends paid by us to our shareholders until the Quarterly Per Share Distribution Amount exceeds $0.257, and thereafter (iv) 50% of all additional cash dividends paid by us to our shareholders (in each case as such amounts may be appropriately adjusted from time to time to take into account the effect of any stock split, reverse stock split or stock dividend).  The foregoing thresholds will be reduced to the extent that we pay dividends of cash from capital transactions and in the event that we pay dividends of cash from capital transactions so that a hypothetical holder of one share of our Class B common stock acquired on the Separation Date has received with respect to such share of Class B common stock, since the Separation Date, distributions of cash that are deemed to be cash from capital transactions in an aggregate amount equal to $12.74 (the approximate book value of single share of our Class B common stock as of the Separation Date), then all of the foregoing thresholds will be reduced to zero and we will pay AAMC a quarterly incentive fee equal to 50% of all additional cash dividends paid by us to our shareholders.  For the purpose of this calculation, any Class A common stock dividend priority will be disregarded.

In the event that we pay our shareholders dividends of cash from capital transactions, AAMC will not receive an incentive fee with respect to such capital transactions dividends until a hypothetical holder of one share of our Class B Common stock acquired on the Separation Date has received with respect to such share of Class B common stock, since the Separation Date, distributions of cash that are deemed to be cash from capital transactions in an aggregate amount equal to $12.74.  For the purpose of this calculation, any Class A common stock dividend priority will be disregarded.  Thereafter, AAMC will be entitled to an incentive fee with respect to any dividends of cash from capital transactions in accordance with the calculation in the preceding paragraph.

Our Business Strategy, page 5

10.       Please tell us whether the 15-year Servicing Agreement with Ocwen and the 15-year fixed price Master Services Agreement with Altisource are exclusive agreements or whether Ocwen and/or Altisource can enter into such contractual arrangements with third parties, including your competitors. If the agreements are non-exclusive, please revise your disclosure to so state.

The 15-year Servicing Agreement with Ocwen and the 15-year Master Services Agreement with Altisource are not exclusive — Ocwen and/or Altisource can enter into similar contractual arrangements with third parties, including our competitors.  The Company has revised the disclosure in the “Business” section on page 61 of the amended Registration Statement as follows to disclose this fact:

While the Ocwen Servicing Agreement and Altisource Master Services Agreements are not exclusive arrangements, we believe that these relationships will provide us with significant competitive advantages with respect to acquiring and maintaining single-family rental assets.  We expect to acquire single-family rental assets with the intention to hold these assets over the long-term with a focus on developing brand and franchise value.  We also believe that the forecasted growth for the single-family rental marketplace, in combination with our projected asset management and acquisition costs and our ability to acquire assets without regard to their location or density provide us with a significant opportunity to establish the Company as a leading, externally-managed residential REIT.

11.       Please describe the material terms of the Ocwen Servicing Agreement, including a description of the fee arrangements.

The Company’s amended Registration Statement includes revised disclosures starting on page 49 in the “Relationship Between Altisource and Us Following the Separation” section to address the Staff’s comment, and the Company is filing the form of this agreement with its amended filing.   Please note, the Company is in the process of finalizing certain pricing with respect to the services to be provided pursuant Ocwen Servicing Agreement which will be set forth in one or more Service Fee Letters.  Once the pricing has been determined and the Service Fee Letter(s) have been prepared, the Company intends to request confidential treatment of Ocwen’s proprietary pricing terms set forth in any such Service Fee Letter and will file such letters.

12.       We note your use of factual assertions throughout the information statement. The basis for your comparative factual assertions and for your management’s beliefs should be clear from the text or supporting documentation should be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. By way of example only, we note the following assertions:

•                  non-performing loans often sell for as low as 55% of the estimated value of the underlying property securing the loan,

•                  borrowers may refinance these loans at or near 95% of the estimated value of the underlying property,

•                  Altisource has developed a unique, low cost and centralized vendor management model that enables it to perform these services at substantially lower costs than its competitors, and

•                  single-family rental assets as a $3 trillion growth market, accounting for 52% of all residential rental units.

The Company has revised the amended Registration Statement to address the above-identified examples as well as similar factual assertions provided in the original Form 10 filing.  With respect to the first example provided above, the management team’s assessment of market pricing is based on recent participation in loan sale transactions.  With respect to the last example provided above, the Company is supplementally providing the Staff with research reports that it has relied upon for such assertions.  In addition, the Company is also supplementally providing the Staff with a redlined draft of the amended Registration Statement so that the Staff can see the specific revisions since the Company’s initial Form 10 filing on September 20, 2012.

Reasons for the Separation, page 6

13.       We note your disclosure that “Residential plans to be engaged in a capital intensive business, inconsistent with the business strategy of Altisource.” Please revise your disclosure, here or elsewhere, as applicable, to discuss Altisource’s business and how Residential’s business strategy differs.

The Company’s amended Registration Statement includes the following additional disclosure on page 8 in the “Reasons for the Separation” section:

Differing Business Strategies

The Company plans to be engaged in a capital intensive business, inconsistent with the business strategy of Altisource.  While we intend to generate revenues by acquiring and owning single-family rental assets at an attractive cost by purchasing sub-performing and non-performing loan portfolios and renting out such single family REO properties, Altisource does not engage in the business of purchasing or renting single family REO properties.  Altisource is primarily a provider of fee-based services focused on high value, technology-enabled, knowledge-based functions principally related to real estate and mortgage portfolio management, asset recovery and customer relationship management.

Greater Strategic Focus of Financial Resources and Management’s Efforts

The Company will have different financial and operating characteristics than Altisource’s other businesses. Owing to these and other factors, we and Altisource will employ different capital structures and financing strategies. Consequently, Altisource has determined that its current structure may not be optimized to design and implement the distinct strategies necessary to operate its businesses in a manner that maximizes the long-term value of each business. We and Altisource believe that our respective management resources would be more efficiently utilized if Altisource’s management concentrates solely on its success as a provider of services focused on high value, technology-enabled, knowledge-based functions and our management concentrates solely on our business. The dilution of attention involved in managing these businesses with competing goals and needs will thus be eliminated.

Direct and Differentiated Access to Capital Resources

After the Separation, we will no longer need to compete with Altisource for capital resources. Both we and Altisource believe that direct and differentiated access to capital resources will allow us to better optimize the amounts and terms of the capital needed for our respective businesses, aligning financial and operational characteristics with investor and market expectations.

Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities

We believe that investors in the Company will be better positioned to evaluate our financial performance and strategy within the context of our particular field of operations and peer groups and that this will enhance the likelihood that we achieve an appropriate market valuation. Both we and Altisource believe that our investment characteristics may appeal to types of investors who differ from Altisource’s current investors. Both we and Altisource expect that, as a result of the Separation, our management will be better positioned to implement goals and evaluate strategic opportunities in light of investor expectations within the context of our particular field of operation.

Risk Factors, page 8

14.       We note that you will be unable to terminate your management agreement with AAMC during the first 2 years and that after that you will be required to pay a termination fee to AAMC for a termination without cause. Please add a risk factor to address these issues and the difficulty you will face if you determine to terminate AAMC.

The Company’s amended Registration Statement includes the above-referenced addition in the “Risk Factors” section on page 10:

We will depend on AAMC, agreements AAMC has negotiated on our behalf and AAMC’s key personnel for our success. We may not be able to retain our exclusive engagement of AAMC if (i) the AAMC Asset Management Agreement is terminated or (ii) we fail to maintain enough capital to acquire REO Properties and sub-performing and non-performing loans.

Our success will be dependent upon our relationships with, and the performance of, AAMC and its key personnel.  Key personnel may leave the employment of AAMC, may become distracted by adverse financial or operational issues in connection with their business and activities unrelated to us and over which we have no control or may fail to perform for any reason.  The AAMC Asset Management Agreement will provide that AAMC will not offer the Services to another person or entity that invests in REO Properties and/or sub-performing and non-performing loans provided we maintain available capital to acquire such assets. In the event that, for any reason, the AAMC Asset Management Agreement is terminated or AAMC is unable to retain its key personnel, it may be difficult for us to secure suitable replacements on acceptable terms.  Further, in the event we are unable to maintain sufficient available capital to acquire REO Properties and sub-performing and non-performing loans, AAMC may provide its Services to a competitor, and it may be difficult for us to secure a suitable replacement or maintain our exclusive engagement of AAMC.  We are unable to terminate the AAMC Asset Management Agreement during the first two years of its term except “for cause” (as defined therein).  In the event we terminate the AAMC Asset Management Agreement without cause or AAMC terminates the Asset Management Agreement due to our default in the performance of any material term of the AAMC Asset Management Agreement, we will be required to pay a significant termination fee and the Ocwen Servicing Agreement and the Residential Negotiated Agreements (as defined below) may simultaneously terminate.  The occurrence of any of the above-described events would adversely impact the value of your investment.

15.       Please expand your disclosure to also discuss our recent concept release on issues relating whether mortgage REITs should be regulated in a manner similar to investment companies.

As mentioned in the response to comment (3), the Company’s amended Registration Statement includes the above-referenced addition in the “Risk Factors” section starting on page 11.

The Separation, page 12

16.       Please describe to us how the separation ratio was determined. Additionally, please supplementally provide us with copies of any reports or presentations provided to the board in connection with evaluating and determination of the separation ratio.

To determine the separation ratio, the minimum listing requirements of the New York Stock Exchange (“NYSE”) and the Nasdaq stock exchange (“Nasdaq”) were considered.  The NYSE requires 1.1 million publicly held shares and Nasdaq requires 1.0 million publicly held shares.  While the Company does not expect to initially qualify for listing on NYSE or Nasdaq, the Company wants to position itself to meet this requirement at separation.  Consequently, the exchange ratio was formulated with the expectation that the Company will initially qualify for listing on NYSE or Nasdaq.

The separation ratio does not materially alter the aggregate value of the shares ultimately distributed to the shareholders since, regardless of the separation ratio, the Altisource shareholders will receive all of the initially outstanding shares of the Company’s common stock.  The ratio merely controls how many shares of the Company’s common stock will be outstanding immediately following the Separation.

No reports or presentations have been presented to the Board of Directors regarding the separation ratio.

17.       Please disclose whether you will own 100% of the preferred stock of NewSource and how often you will receive preferred dividend payments. Describe if the 12% preferred dividend is an annual rate.

The Company’s amended Registration Statement includes the following additional disclosure on page 25 in the “Separation” section as reads as follows:

Additionally, we intend to invest in 100% of the non-voting preferred stock of NewSource. AAMC intends to simultaneously invest in the voting common stock of NewSource. Residential and AAMC will be the only owners of NewSource. NewSource will retain Altisource under a long-term Title Insurance Services Agreement to provide a wide range of technical underwriting services that will allow NewSource to evaluate title risk in a timely and cost effective manner. Altisource will receive a performance fee equal to 90% of NewSource’s annual net income (the “Performance Fee”) after NewSource pays Residential a preferred dividend of 12% (which is an annual cumulative rate). The 12% preferred dividends to Residential will accrue on an annual basis.  Dividends will actually be paid when declared by the board of directors of NewSource in accordance with Bermuda law.

Treatment of Fractional Shares, page 22

18.       We note your disclosure that you “anticipate that these sales will occur as soon as practicable after the Separate Date.” (emphasis added) Please revise your disclosure to make clear that the sales of fractional shares will occur as soon as practicable after the Separation Date.

The Company’s amended Registration Statement includes this revised disclosure on page 26 in the “Treatment of Fractional Shares” section and reads as follows:

The transfer agent will not deliver any fractional shares of Residential common stock in connection with the delivery of Residential common stock pursuant to the Separation. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those shareholders who otherwise would be entitled to receive fractional shares. These sales will occur as soon as practicable after the Separation Date. Those shareholders will then receive a cash payment, in the form of a check, in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us.

We expect that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures, and that brokers or other nominees may request the transfer agent to sell the fractional shares on their behalf. You should contact your broker or other nominee for additional details.  Neither Altisource, Residential nor our transfer agent will guarantee any minimum sale price for fractional shares or pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholder. See “The Separation—Certain U.S. Federal Income Tax Consequences of the Separation.”

Relationship Between Altisource and US Following the Separation, page 45

19.       Please expand your disclosure in this section to describe the fee arrangements in each of the agreements described in this section, including the amount of those fees or how they will be determined. Please also explain what you mean by “fully-allocated cost of providing the services.”

The Company’s amended Registration Statement reflects revised disclosures starting on page 49 in the “Relationship Between Altisource and Us Following the Separation” section to address the Staff’s comment.

In addition, “fully-allocated cost” means, with respect to the provision of a “Service”, the all-in cost of providing such Service, including direct charges and allocable amounts reflecting compensation and benefits, technology expenses, occupancy and equipment expense and third-party payments (but not taxes incurred in connection therewith).

Liquidity and Capital Resources, page 51

20.       Your disclosure on page 7 states that you plan to be engaged in a capital intensive business. Please expand your disclosure here to describe the capital resources needed to implement your business strategy and your plans to obtain those sources. For example, describe if you intend to use leverage and, if so, your target leverage amount.

The Company’s amended Registration Statement includes the following additional disclosure in the “Liquidity and Capital Resources” section on page 55:

In the event we decide to grow our business, we will evaluate a number of potential capital raising alternatives, including the issuance and sale of shares of Class A common stock, the issuance and sale of debt securities and entering into credit facilities with banks or other lending institutions.  Because our decision to issue equity through accessing the capital markets or debt through entering into credit agreements will depend on market conditions and other factors beyond our control, we cannot predict or estimate our future capital structure.

Contractual obligations, page 53

Incentive fees, page 53

21.       We refer to your table that compares how different incentive fee structures would impact the distribution. Please describe the assumptions used by you in this table and explain further why the amount of the incentive fee would impact distributions paid.

The Company’s amended Registration Statement includes the following additional disclosure in the “Incentive Fees” section on page 58:

This graph assumes varying levels of annual cash available for distribution, $100,000,000 book value of assets under management and 7,773,000 shares outstanding. The incentive fees will be paid out of the total cash available for distribution, impacting distributions paid.

22.       We note that you intend to reimburse AAMC for employee compensation. We also note that Mr. Erbey will be your Chairman as well as the Chairman of AAMC. Please specifically disclose whether you will reimburse AAMC for any compensation to be paid to Mr. Erbey. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please break out the amounts paid for the incentive fee and the expense reimbursements and within the expense reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, the Company will break out the amounts paid for the incentive fee and the expense reimbursements and within the expense reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

The Company’s amended Registration Statement otherwise includes the above-reference additional disclosures in the “Expense Reimbursement” section on page 58.

The Company will be required to reimburse AAMC on a monthly basis for the reasonable operating and overhead expenses AAMC incurs related to the Services.  We do not intend to reimburse AAMC for any compensation to be paid to Mr. Erbey in connection with his role of Chairman of AAMC.

Our Business Strategy, page 55

23.       We note your disclosure that Altisource has managed and maintained over 90,000 REO Properties, which represents approximately $9 billion of estimated value in such properties and that Mr. Erbey is also the Chairman of Altisource. Please expand your disclosure to disclose any material adverse business developments of Altisource.

As a point of clarification, Altisource manages and maintains the above-described properties on behalf of others and has no exposure to any losses associated with the ownership of such properties.

While the Company believes that there are presently no material adverse business developments of Altisource relevant to the Company, the amended Registration Statement includes the following revised disclosure in the “Risk Factors” section on page 11 as follows:

Failure of Altisource to effectively perform its obligations under various agreements with AAMC, and us, including the Altisource Master Services Agreement, could have an adverse effect on AAMC’s and our business and performance.

Both AAMC and we will engage Altisource to provide services subsequent to the Separation.  If for any reason Altisource is unable to perform the services described under these agreements at the level and/or the cost that the Company anticipates, alternate service providers may not be readily available on acceptable terms or at all, which could adversely affect AAMC’s and our operating results as well as our ability to execute our business plan.

In addition, we will be required to pay Altisource for the services it provides pursuant to the Altisource Master Services Agreement.  If we fail to pay Altisource or otherwise default under the Altisource Master Services Agreement, Altisource may cease to act under the Altisource Master Services Agreement which would adversely affect our operating results and our ability to execute our business plan.

Key Investment Strategies, page 56

24.       We note your disclosure that Ocwen has been a pioneer in developing servicing industry best practices and utilizes advanced modeling of loan and consumer-specific resolution alternatives to reduce losses and that Mr. Erbey is also the Chairman of Ocwen. Please expand your disclosure to disclose any material adverse business developments of Ocwen.

While the Company believes that there are presently no material adverse business developments of Ocwen relevant to the Company, the amended Registration Statement includes the following revised disclosure in the “Risk Factors” section on page 11 as follows:

Failure of Ocwen to effectively perform its servicing obligations under the Owcen Servicing Agreement could have an adverse effect on our business and performance.

We will be contractually obligated to service the residential mortgage loans that we ultimately acquire.  We will not have any employees, servicing platform, licenses or technical resources necessary to service our acquired loans.  Consequently, we will engage Ocwen to service the loans we acquire.  If for any reason Ocwen is unable to service the acquired loans at the level and/or the cost that the Company anticipates, an alternate servicer may not be readily available on acceptable terms or at all, which could adversely affect our operating results, thereby having an adverse effect on our ability to execute our business plan.

In addition, under the Ocwen Servicing Agreement, we will be required to pay Ocwen fees for servicing our acquired mortgage loans.  If we fail to pay Ocwen or otherwise default under the Ocwen Servicing Agreement, Ocwen may cease to act as the servicer under the Ocwen Servicing Agreement which would adversely affect our operating results and our ability to execute our business plan.

Management, page 59

25.       Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director in light of your business and structure.

The Company’s amended Registration Statement includes these revised disclosures with regard to its directors starting on page 65 of the “Directors and Officers” section and reads as follows:

William C. Erbey. Mr. Erbey serves as the Chairman of our Board of Directors. He has served as the Chairman of the Board of Directors of Ocwen since September 1996, Chairman of the Board of Altisource since July 2009 and Chairman of the Board of HLSS since December, 2010. Additionally, he served as Chief Executive Officer of Ocwen from January 1988 to October 2010 and as the President of Ocwen from January 1988 to May 1998. From 1983 to 1995, Mr. Erbey served as a Managing General Partner of The Oxford Financial Group, a private investment partnership that was the predecessor of Ocwen. From 1975 to 1983, Mr. Erbey served at General Electric Capital Corporation in various capacities including the President and Chief Operating Officer of General Electric Mortgage Insurance Corporation. He holds a Bachelor of Arts in Economics from Allegheny College and a Masters of Business Administration from Harvard University.

Mr. Erbey’s experience in the financial services and mortgage services industries provides the Board of Directors with a perspective and insight into strategic and operational opportunities as well as economic and industry trends of relevance to the competitive positioning of the Company. In addition, his experience as the Chairman of the boards of directors of Ocwen, HLSS and Altisource demonstrates his leadership capability and business acumen.

Michael A. Eruzione. Mr. Eruzione was appointed to the Board of Directors of Residential in [    ] 2012.  Mr. Eruzione represents major corporations as a spokesperson and as a motivational speaker and has served as the Director of Development for Athletics at Boston University in Boston, Massachusetts since 1995.  He previously served as the Director of Special Programs for Alumni Relations and Development.  From 1984 to 1994, Mr. Eruzione worked as a sports commentator for Madison Square Garden, ABC, NBC and CBS.  Mr. Eruzione was captain of the 1980 United States Olympic Hockey Team that won the gold medal in Lake Placid, NY.  Mr. Eruzione holds a Bachelor of Arts from the Boston University School of Education in Boston, Massachusetts.

Mr. Eruzione’s diverse background and experience representing major corporations provides insight to the Board of Directors, particularly with respect to the development of strategic relationships.

Robert J. Fitzpatrick. Mr. Fitzpatrick was appointed to the Board of Directors of Residential in [    ] 2012.  Mr. Fitzpatrick has over 25 years of experience in real estate banking and structured finance and is one of the founding members of Institutional Mortgage Capital Canada, Inc. (“IMCCI”), established in 2009 as an investment platform for investors in Canadian commercial real estate debt and securities. Mr. Fitzpatrick has served as Chief Financial Officer of IMCCI since 2011. Prior to joining IMCCI, Mr. Fitzpatrick served from 1983 to 2009 in various senior managerial and executive appointments for Merrill Lynch, including Head of Residential and Commercial Securitization, Managing Director of Commercial Real Estate Lending and Managing Director of Global Principal Investments. Mr. Fitzpatrick holds a Bachelor of Science in Accounting from St. John’s University in New York, New York.

Mr. Fitzpatrick’s experience in the real estate financing sector as well as knowledge regarding accounting and finance provides financial, operational and strategic expertise and guidance to the Board of Directors.

James H. Mullen, Jr. Dr. Mullen was appointed to the Board of Directors of Residential in  [    ] 2012.  Dr. Mullen has over 20 years of experience in leadership roles in higher education and has served as President of Allegheny College in Meadville, Pennsylvania since 2008. Dr. Mullen also serves on the Board of Directors and Councils of several universities including the American Council on Education, the Association of Independent Colleges & Universities in Pennsylvania, the Pennsylvania Economy League of Southwestern Pennsylvania, the Council of Independent Colleges and the National Association of Independent Colleges and Universities, Tax Policy Committee. Prior to joining Allegheny College, he served as President of Elms College in Chicopee, Massachusetts, as Chancellor of the University of North Carolina in Asheville, North Carolina and as Senior Vice President of Trinity College in Hartford, Connecticut. Dr. Mullen holds a Master of International Affairs and Security from the John F. Kennedy School of Government at Harvard University in Cambridge, Massachusetts and a Doctorate in Higher Education Administration from the University of Massachusetts in Amherst, Massachusetts.

Dr. Mullen’s tax policy knowledge and prior board of directors experience provides insights to our Board of Directors, particularly in the areas of strategic planning, finance and tax matters.

David B. Reiner. Mr. Reiner was appointed to the Board of Directors of Residential in [    ] 2012.  Mr. Reiner is currently a Director with Regional Real Estate Investment Corporation (“RREIC”), a registered investment advisor that manages private investment funds that make opportunistic real estate investments. Prior to joining RREIC, Mr. Reiner served as a Managing Director of Grosvenor Investment Management US Inc. (“GIM”) from 2003 to 2011. At GIM, Mr. Reiner was responsible for the development and implementation of business strategy, capital markets activities, fund and investment development, fund-raising, fund operations and investor relations. He also was a member of the Management and Investment

Committees for GIM’s Investment Funds business and served on the Capital Markets Committee of Grosvenor Fund Management Ltd.  Prior to that, Mr. Reiner was a Co-founder and Managing Director of Legg Mason Real Estate Investors, Inc., from 2000 until 2003, a specialty real estate lender that provided mezzanine and bridge loans to the commercial real estate industry.  Mr. Reiner currently serves on the Board of Directors and as Chairman of the Audit Committee of HLSS.  Prior to joining the HLSS Board, he served three years on the Board of Directors of Ocwen.  He was a member of both the Audit Committee and the Nomination/Governance Committee. Mr. Reiner holds a Bachelor of Arts from the University of South Carolina in Columbia, South Carolina and a Juris Doctorate from George Mason University School of Law in Fairfax, Virginia. He also completed graduate work in international affairs and economics at the Fletcher School of Law & Diplomacy at Tufts University in Medford, Massachusetts and the Johns Hopkins School of Advanced International Studies in Washington, DC.

Mr. Reiner’s real estate investment expertise, particularly with respect to capital market activities, investment strategies and funding operations, provides insights to the Board of Directors. In addition, his background in economics and public company audit committee experience enable him to provide guidance to the Board of Directors in overseeing financial and accounting aspects of our operations.

Certain Relationships and Related Party Transactions, page 64

26.       Please revise your disclosure in this section to quantity the percentage of Mr. Erbey’s equity interest in each entity enumerated.

The Company’s amended Registration Statement includes the following revised disclosure in the “Certain Relationships and Related Party Transactions” section on page 71 as follows:

William C. Erbey, who is our Chairman of the Board of Directors, is currently, and is expected to remain, the Chairman of the Board of Altisource, Ocwen, HLSS and AAMC. As a result, he will have obligations to us as well as to Altisource, Ocwen, HLSS and AAMC and may have conflicts of interest with respect to matters potentially or actually involving or affecting us and Altisource, Ocwen, HLSS and AAMC. Mr. Erbey will own substantial amounts of AAMC and our common stock and owns substantial amounts of Altisource, Ocwen and HLSS common stock and Altisource and Ocwen stock options because of his relationships with Altisource, Ocwen and HLSS.  As of September 30, 2012, Mr. Erbey is the beneficial owner of the following:

Entity	Common shares	% of common shares outstanding	Vested stock options	Unvested stock options
Altisource	5,936,655	25.4%	772,958	150,000
Ocwen	17,775,005	13.2%	2,318,865	2,450,000
HLSS	862,388	2.8%	—	—

As the distribution of Residential and AAMC will be on a pro rata basis, Mr. Erbey’s ownership percentage in Residential and AAMC will be the same as his ownership percentage in Altisource at the time of the Separation.

27.       Please describe the role and relationship that you and each of your directors has with each entity enumerated in this section and briefly describe the nature of the conflict.

William C. Erbey, who is the Company’s Chairman of the Board of Directors, is currently, and will remain, the Chairman of the Board of Altisource, Ocwen, HLSS and AAMC. As a result, he will have obligations to the Company as well as to Altisource, Ocwen, HLSS and AAMC and may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and Altisource, Ocwen, HLSS and AAMC.  Mr. Erbey will own substantial amounts of AAMC and the Company’s common stock and options and owns substantial amounts of Altisource, Ocwen and HLSS common stock and Altisource and Ocwen stock options because of his relationships with Altisource, Ocwen and HLSS.  David Reiner, a member of the Company’s Board of Directors, is a member of the Board of Directors of HLSS.  In addition, certain of the Company’s other directors may own Altisource and/or Ocwen common stock and stock options.

28.       We note your disclosure on page 17 that certain of your shareholders and directors have other investments and business activities in addition to their interest in Residential and that such persons may pursue or acquire a corporate opportunity for other persons or entities or not present the corporate opportunity to you. Please disclose in this section the number and amount of competing businesses and how such persons will make decisions to allocate investments.

The Company’s amended Registration Statement reflects the following revised disclosure in the “Risk Factors” section on page 21:

Our directors have the right to engage or invest in the same or similar businesses as ours.

Certain of our directors have other investments and business activities in addition to their interest in Residential. Under the provisions of our Articles of Incorporation, our directors have no duty to abstain from exercising the right to engage or invest in the same or similar businesses as ours or employ or otherwise engage any of our directors.  If any of our directors who are also directors, officers or employees of Altisource, Ocwen, AAMC, HLSS or any other company acquires knowledge of a corporate opportunity or is offered a corporate opportunity outside of his capacity as one of our directors, then our by-laws provide that such a director will be permitted to pursue that corporate opportunity independently of us, so long as the director has acted in good faith.  Our by-laws provide that, to the fullest extent permitted by law, such a director will deemed to have satisfied his fiduciary duties to us and will not liable to us for pursuing such a corporate opportunity independently of us.  This may create actual or potential conflicts of interest between us and certain of our directors and result in less than favorable treatment of us and our shareholders.  As of this date, none of our directors is directly involved as a director, officer or employee of a business that competes with us, but there can be no assurance that will remain unchanged in the future.

Note 1. Organization and Basis of Presentation, page F-6

29.       We note your disclosure on page 48 that simultaneously with the Separation, Altisource Residential Corporation (“Residential”) will acquire all of the outstanding equity interests in Altisource Residential GP, LLC (“GP”), the general partner of the Altisource Residential, L.P. (the “Partnership”), for nominal consideration. We also note your disclosure in note 1 on page F-6 that Altisource Residential GP Member, LLC (“GP Member”) is the sole member of GP. Please revise to disclose the ownership of GP Member and tell us the nature and significance of the assets, liabilities, and operations of GP.

The Company’s amended Registration Statement reflects the revised disclosure on page 52 and page F-6 to include information on the ownership of GP Member, disclosure of the October 1, 2012 assignment of GP to Residential and the assets, liabilities and operations of GP.  The following is the revised disclosure:

Page 52:

(2)           Prior to the Separation, Altisource will distribute the limited partner interests in the Partnership to Residential, which was formed on July 19, 2012. On October 1, 2012, Altisource Residential GP Member, LLC assigned the ownership of Altisource Residential GP, LLC, the general partner of Altisource Residential, L.P., to Residential.  Altisource Residential GP, LLC has assets of $1, no liabilities and no operations.

Page F-6:

On April 26, 2012, the Board of Directors of Altisource Portfolio Solutions S.A. (“Altisource”) authorized management to pursue a separation of its development stage single-family rental assets business. In contemplation thereof, Altisource formed Altisource Residential, L.P. (the “Partnership”) on June 7, 2012 which will serve as the operating partnership that will acquire and hold the assets on behalf of Residential (defined below). The Partnership is in the development stage and has not commenced operations. Altisource Portfolio Solutions, Inc. (“APSI”), a wholly owned subsidiary of Altisource, is the Partnership’s sole limited partner. Altisource Residential GP, LLC (“GP”), a Delaware limited liability company, is the general partner of the Partnership.  GP and APSI have a 1% and 99% partnership interest, respectively, in the Partnership. On October 1, 2012, Altisource Residential GP Member, LLC assigned the ownership of Altisource Residential GP, LLC, the general partner of Altisource Residential, L.P., to Residential.  Altisource Residential GP, LLC has assets of $1, no liabilities and no operations.

Lastly, in responding to your comments, we acknowledge the following on behalf of the Company:

•                  the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact Kevin J. Wilcox, Chief Administration Officer and General Counsel, Altisource Portfolio Solutions S.A. at +352.2469.7950, extension 247950 or Michelle Esterman, Chief Financial Officer, Altisource Portfolio Solutions S.A. at +352.2469.7902, extension 247902.

Very truly yours,

/s/ Thomas E. Molner

Thomas Molner

cc:                                 Kevin J. Wilcox, Chief Administration Officer and General Counsel, Altisource Portfolio Solutions S.A.

Michelle Esterman, Chief Financial Officer, Altisource Portfolio Solutions S.A.

Jorge Bonilla, Staff Accountant, Securities and Exchange Commission

Jonathan Wiggins, Accounting Reviewer, Securities and Exchange Commission

Rochelle Plesset, Division of Investment Management, Securities and Exchange Commission

Folake Ayoola, Staff Attorney, Securities and Exchange Commission

EXHIBIT A

DRAFT OF TAX OPINION FROM KRAMER LEVIN